UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                             GENESEE & WYOMING INC.

                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    371559105
                                 (CUSIP Number)

                                 T. MICHAEL LONG
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                               New York, New York
                                 (212) 483-1818

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 1, 2004

                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         371559105

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF                    -0-
            SHARES              ------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
            OWNED BY
             EACH                       -0-
           REPORTING            ------------------------------------------------
            PERSON              9       SOLE DISPOSITIVE POWER
             WITH
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         371559105

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF                    -0-
            SHARES              ------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
            OWNED BY
             EACH                       -0-
           REPORTING            ------------------------------------------------
            PERSON              9       SOLE DISPOSITIVE POWER
             WITH
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         371559105

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF                    19,025
            SHARES              ------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
            OWNED BY
             EACH                       -0-
           REPORTING            ------------------------------------------------
            PERSON              9       SOLE DISPOSITIVE POWER
             WITH
                                        19,025
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,025
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Less than 1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         371559105

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [X]
         (b)      [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF                    -0-
            SHARES              ------------------------------------------------
         BENEFICIALLY           8       SHARED VOTING POWER
            OWNED BY
             EACH                       -0-
           REPORTING            ------------------------------------------------
            PERSON              9       SOLE DISPOSITIVE POWER
             WITH
                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                  This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed by the undersigned to amend and supplement the initial Schedule 13D filed on December 12, 2000 as amended by Amendment No. 1 dated December 13, 2001 (together, the "Original 13D") relating to the Class A common stock, par value $.01 per share (the "Common Stock"), of Genesee & Wyoming Inc., a Delaware corporation (the "Company"), beneficially owned by the Reporting Persons through their former holdings of Series A Redeemable Convertible Participating Preferred Stock, par value $.01 per share ("Preferred Stock") of the Company convertible into Common Stock at the option of the holder and, in the case of Mr. Long, certain other shares of Common Stock. The Company's principal executive office is located at 66 Field Point Road, Greenwich, Connecticut 06830. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

                  As of June 1, 2004, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's outstanding Common Stock. Accordingly, this is the Reporting Persons' final amendment to the Original 13D and is an exit filing.

Item 1.    SECURITY AND ISSUER.

                  No change.

Item 2.    IDENTITY AND BACKGROUND.

                  No change.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is not applicable to this filing as the Reporting Persons are filing this Amendment No. 2 to report the disposition of Common Stock and not to report an acquisition of Common Stock.

Item 4.    PURPOSE OF TRANSACTION.

                  This Amendment No. 2 is being filed to report a decrease in the Reporting Persons' beneficial ownership of Common Stock, the termination of a certain voting agreement (the "Stockholders Agreement") between the Fund and Mr. Mortimer B. Fuller, III ("Fuller"), the Chairman of the Board and Chief Executive Officer of the Company, and the resulting dissolution of the group originally formed by the Reporting Persons and Fuller pursuant to Rule 13d-5(b)(1), as described below under Item 6.

                  As of June 1, 2004, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's outstanding Common Stock. Accordingly, this is the Reporting Persons' final amendment to the Original 13D and is an exit filing.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) through (c).

                  1. FUND. As of the date hereof, as a result of the termination of the Stockholders Agreement and the conversion of 25,000 shares of Preferred Stock into 3,668,478 shares of Common Stock and the disposition of such 3,668,478 shares of Common Stock by the Fund on June 1, 2004 pursuant to a registered public secondary offering, the Fund no longer beneficially owns any shares of Common Stock.

                  2. BBH&CO. As of the date hereof, as a result of the termination of the Stockholders Agreement and the disposition by the Fund of all of its shares of Common Stock, BBH&Co. no longer may be deemed to beneficially own any shares of Common Stock.

                  3. TUCKER. As of the date hereof, as a result of the termination of the Stockholders Agreement and the disposition by the Fund of all of its shares of Common Stock, Tucker no longer may be deemed to beneficially own any shares of Common Stock.

                  4. LONG. As of the date hereof and following the termination of the Stockholders Agreement and the disposition by the Fund of all of its shares of Common Stock, Mr. Long beneficially owns 19,025 shares of Common Stock, consisting of units under the Company's Deferred Stock Plan for Non-Employee Directors, representing 8,900 shares of Common Stock, and presently exercisable options to purchase 10,125 shares of Common Stock.

                  Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I to the Original 13D, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities owned by any member of the group.

                  (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Company's outstanding shares of Common Stock on June 1, 2004.

Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO THE COMMON
           STOCK OF THE ISSUER.

                  As previously reported in Item 6 of the Original 13D, the Fund entered into the Stockholders Agreement in connection with the Fund's acquisition of shares of Preferred Stock pursuant to a Stock Purchase Agreement dated October 19, 2000.

Concurrently, the Fund entered into a Registration Rights Agreement dated December 12, 2000 with the Company, pursuant to which the Company agreed to register under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund as well as all other shares of Common Stock held by the Fund.

                  Copies of the Stock Purchase Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred Stock, Series A were previously filed with the Securities and Exchange Commission (the "SEC") as exhibits to a Current Report on Form 8-K filed by the Company on December 30, 2000.

                  On May 3, 2003, the Company filed a registration statement on Form S-3 (Registration No. 333-115088) with the SEC relating to the proposed underwritten secondary offering of 3,358,303 shares of its Class A Common Stock by the Fund. All of the shares offered by the Fund were acquired by the Fund upon the conversion of 22,886 shares of Preferred Stock. Certain stockholders, including the Fund and Fuller, granted the underwriters a 30-day option to purchase from such stockholders up to an additional 503,745 shares of Class A Common stock to cover any over-allotments.

                  On May 27, 2004, the Company filed a final prospectus pursuant to Rule 424(b)(4) with the SEC and the SEC declared the registration statement effective. The offering price was set at $21.50 and the underwriting discount at $1.0213. Subsequently, the underwriters fully exercised their option to purchase additional shares to cover over-allotments and the secondary offering, including the over-allotment, closed on June 1, 2004.

                  The Fund sold an aggregate of 3,668,478 shares of Common Stock, which consisted of 3,358,303 shares of Common Stock acquired by the Fund upon the conversion of 22,886 shares of Preferred Stock sold in the underwritten secondary offering, and 310,175 shares of Common Stock acquired by the Fund upon the conversion of 2,114 shares of Preferred Stock sold pursuant to the underwriters' exercise of their over-allotment option.

                  As a result of the Fund's conversion and sale of the Preferred Stock, the Stockholders Agreement was terminated. The Fund is no longer bound by the provisions of the Stockholders Agreement, including its voting provisions. Accordingly, the Fund Group and Fuller no longer constitute the group formed pursuant to Rule 13d-5(b)(1) on December 12, 2000.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

                  No change.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2004

                                            THE 1818 FUND III, L.P.

                                            By:   Brown Brothers Harriman & Co.,
                                                  General Partner


                                            By:   /s/ Lawrence C. Tucker
                                                  ------------------------------
                                                  Name:    Lawrence C. Tucker
                                                  Title:   Partner


                                            BROWN BROTHERS HARRIMAN & CO.



                                            By:   /s/ Lawrence C. Tucker
                                                  ------------------------------
                                                  Name:    Lawrence C. Tucker
                                                  Title:   Partner



                                            /s/ T. Michael Long
                                            ------------------------------------
                                            T. Michael Long



                                            /s/ Lawrence C. Tucker
                                            ------------------------------------
                                            Lawrence C. Tucker